March 28, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 21, 2025
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Cover Page

1. We note your graphic appearing after the prospectus cover page. Please remove the pipeline table portion of this graphic and revise the graphic to disclose that you are a development stage company and none of your product candidates have been approved by the Food and Drug Administration. You may present your pipeline table in the
       Prospectus Summary and/or Business sections, as appropriate.
2. We note your pipeline table in the cover art graphic disclosing your NS-003, NS-004 and NS-005 programs. Please revise your Prospectus Summary and Business section as appropriate to disclose the molecule for each drug candidate and the data
 March 28, 2025
Page 2

       produced to date that supports including these programs in your pipeline table as material drug candidates. Alternatively, revise to remove these programs from your pipeline table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Current Outlook, page 73

3.     We note your revised disclosure here that you "may sell fewer than all of the
       securities offered hereby" appears to conflict with the disclosure on your cover page and elsewhere in your prospectus that you are offering your securities on a firm-
       commitment basis. Please revise or otherwise advise.
Business
Nasus's Well Differentiated and Diversified Technology Platform - Intranasal Powder, page
86

4. Please revise your disclosure on page 87 to disclose whether you produced the nasal spray used in the Nasal Cast model. To the extent you did not produce the spray, please revise to disclose why it is appropriate to disclose the results of this laboratory model since it does not present the distribution of your powder sprays or remove the disclosure.
Competitors and Market for NS002, page 102

5. To the extent your comparison of your product candidate to competitors in the graphic at the bottom of page 102 is not based on head-to-head clinical trials, please remove this graphic. Please also remove any similar graphics or claims that state or imply that your products are superior to competitor approved products that are not based on head-to-head clinical trials.
Exhibits

6.     We note your removal of the Master Services Agreement with Aptar France
SAS
       from your exhibit index along with the related schedules of work. Please tell us why these agreements are not material contracts pursuant to Item 601(b)(10) of Regulation
       S-K.
        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Eric Victorson, Esq.